UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2014

State Bank Financial Corporation
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

001-35139	27-1744232
(Commission File Number)	(IRS Employer Identification No.)

3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip Code)

(404) 475-6599
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

Item 2.02.  Results of Operations and Financial Condition

On October 23, 2014, State Bank Financial Corporation, the holding company for State Bank and Trust Company, issued a press release announcing its unaudited financial results for the third quarter ended September 30, 2014. A copy of the press release is attached hereto to this Current Report on Form 8-K as Exhibit 99.1.

Item 7.01. Regulation FD Disclosure

A copy of the slide presentation that State Bank Financial Corporation will present during the earnings conference call starting at 8:30 AM EDT on October 23, 2014 is attached hereto to this Current Report on Form 8-K as Exhibit 99.2. The slide presentation is also available on the company’s website, www.statebt.com, under the “Investors” section.

The information furnished pursuant to Items 2.02 and 7.01, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the company under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events

The only the information contained in this Form 8-K being filed for the purposes of Rule 425 under the Securities Act is the information relating solely to the proposed merger between State Bank Financial Corporation and Georgia-Carolina Bancshares, Inc. (“Georgia-Carolina”) contained in the press release furnished herewith as Exhibit 99.1 and being filed under this Item 8.01.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial Corporation will file a registration statement on Form S-4 with the SEC to register State Bank Financial Corporation’s shares that will be issued to Georgia-Carolina’s shareholders in connection with the transaction. The registration statement will include a proxy statement of Georgia-Carolina and a prospectus of State Bank Financial Corporation, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank Financial Corporation, Georgia-Carolina and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial Corporation at its website at http://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626. Security holders may also obtain free copies of the documents filed with the SEC by Georgia-Carolina at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706.731.6622.

State Bank Financial Corporation, Georgia-Carolina and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia-Carolina in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of State Bank Financial Corporation’s and Georgia-Carolina’s respective directors and executive officers, including shareholdings, is included in State Bank Financial Corporation’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014, and Georgia-Carolina’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014. You can obtain free copies of this document from State Bank Financial Corporation or Georgia-Carolina, respectively, using the contact information above.

Item 9.01.  Financial Statements and Exhibits

(d)           Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated October 23, 2014
99.2	Slide Presentation dated October 23, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE BANK FINANCIAL CORPORATION

Dated: October 23, 2014	By:	/s/ Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Chief Financial Officer